SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 10)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 138,222,377 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 138,222,377 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 138,222,377 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 137,395,661 of the Ordinary Shares (“Ordinary Shares”) of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”), 67,548 Ordinary Shares received from vested restricted stock units of the Issuer and 759,122 Ordinary Shares underlying 759,122 options to purchase Ordinary Shares (“Share Options”). Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on November 9, 2023.

CUSIP No. 07725L102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 138,222,377 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 138,222,377 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 138,222,377 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 137,395,661 Ordinary Shares reported that are beneficially owned through ADS, 67,548 Ordinary Shares received from vested restricted stock units of the Issuer and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with SEC on November 9, 2023.

CUSIP No. 07725L102	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 138,678,037 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 138,678,037 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 138,678,037 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 137,395,661 Ordinary Shares reported that are beneficially owned through ADS, 67,548 Ordinary Shares received from vested restricted stock units of the Issuer and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with SEC on November 9, 2023.

CUSIP No. 07725L102	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 138,678,037 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 138,678,037 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 138,678,037 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 137,395,661 Ordinary Shares reported that are beneficially owned through ADS, 67,548 Ordinary Shares received from vested restricted stock units of the Issuer and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with SEC on November 9, 2023.

CUSIP No. 07725L102	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,517 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,517 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,517 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 144,508 Ordinary Shares reported that are beneficially owned through ADS.
(2)	The percentage is less than 0.1% based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with SEC on November 9, 2023.

Amendment No. 10 to Schedule 13D

This Amendment No. 10 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Amendment No. 10 is supplemented and amended, as the case may be, as follows:

This Amendment No. 10 is being filed to report the sale of American Depositary Shares (“ADS”) of BeiGene, Ltd. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. Each ADS represents 13 Ordinary Shares of the Issuer. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of securities of the Issuer for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 10 are incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by the Funds, 137,395,661 of which are directly held by the Funds through ADS, along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. The information set forth below is based on 1,359,497,624 Ordinary Shares outstanding at November 1, 2023 as reported in the Issuer’s Form 10-Q filed with Securities and Exchange Commission (“SEC”) on November 9, 2023. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	11,408,860	0.8%
Baker Brothers Life Sciences, L.P.	125,986,847	9.3%
Total	137,395,707	10.1%

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the Board since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 379,561 options to purchase Ordinary Shares (“Share Options”) received in connection with their service on the Board which are exercisable within 60 days from the date of this Amendment No. 10. Michael Goller and Ranjeev Krishana each hold 33,774 Ordinary Shares which were received upon the vesting of restricted stock units (each, an “RSU”) in connection with their service on the Board. Michael Goller and Ranjeev Krishana each hold 12,922 RSUs and 26,975 Share Options which were received in connection with their service on the Board and which vest on the earlier to occur of June 14, 2024 or the date of the next annual general meeting of the Issuer. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser has voting and investment power over the RSUs, Share Options and Ordinary Shares underlying such Share Options and Ordinary Shares received from the exercise of Share Options by Michael Goller and Ranjeev Krishana as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Share Options, Ordinary Shares received from the exercise of Share Options and Ordinary Shares underlying such Share Options held by Michael Goller and Ranjeev Krishana as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) The following transactions in ADS were effected by the Funds noted below during sixty days preceding the filing of this statement. The Funds effected the sales reported below in a single transaction effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transacton	Price/ Share
667, L.P.	11/14/2023	91,340	Sale	$180.50
Baker Brothers Life Sciences, L.P.	11/14/2023	1,008,660	Sale	$180.50

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager